VIA EDGAR AND FACSIMILE

Mr. Michael McTiernan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

May 6, 2011

Re:	RLJ Lodging Trust
Registration Statement on Form S-11 (SEC File No. 333-172011)

Dear Mr. McTiernan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RLJ Lodging Trust (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-11 (File No. 333-172011), to 5:00 p.m., Eastern Time, on May 10, 2011, or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

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Very truly yours,

RLJ Lodging Trust

By:	/s/ Thomas J. Baltimore, Jr.
Name:	Thomas J. Baltimore, Jr.
Title:	President and Chief Executive Officer

cc:	David W. Bonser
Hogan Lovells US LLP
James E. Showen
Hogan Lovells US LLP
Edward F. Petrosky
Bartholomew A. Sheehan
Sidley Austin LLP

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May 6, 2011

Mr. Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RLJ Lodging Trust
Registration Statement on Form S-11 (SEC File No. 333-172011)

Dear Mr. McTiernan:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of RLJ Lodging Trust that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on May 10, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between April, 29, 2011 and May 10, 2011 the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated April 29, 2011 (the “Preliminary Prospectus”):

No. of Copies
Institutions	2,158
Others	2,137
Total	4,295

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

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Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
BARCLAYS CAPITAL INC.
WELLS FARGO SECURITIES, LLC

By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

By: BARCLAYS CAPITAL INC.

By	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

By: WELLS FARGO SECURITIES, LLC

By	/s/ David Herman
Name: David Herman
Title: Director

For themselves and as Representatives of the other Underwriters named in Schedule 1 of the Purchase Agreement.